UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2024

Commission file number: 001-41788

Lithium Americas Corp.

(Translation of Registrant’s name into English)

400-900 West Hastings Street,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Form 6-K of Lithium Americas Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statements on Form F-3 (File No. 333-274883) and Form S-8 (File No. 333-274884) of the Company, as amended or supplemented.

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated March 14, 2024
99.2	Material Change Report dated March 14, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: March 14, 2024